As filed with the Securities and Exchange Commission on July 21, 2004

Registration No. 333-89344

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

D.R. HORTON, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1531 (Primary Standard Industrial Classification Code Number)	75-2386963 (I.R.S. Employer Identification No.)

1901 Ascension Blvd., Suite 100 Arlington, Texas 76006 (817) 856-8200 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Paul W. Buchschacher
Vice President and Corporate Counsel
1901 Ascension Blvd., Suite 100
Arlington, Texas 76006
(817) 856-8200
(Name, address, including zip code, and
telephone number, including area code, of
agent for service)

The Commission is requested to mail copies of all orders, notices and communications to:

Irwin F. Sentilles, III
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue, Suite 1100
Dallas, Texas 75201
(214) 698-3100

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum	Amount of
Title of each class of securities	Amount to be	offering price	aggregate offering	registration
to be registered	registered(1)(2)	per share	price	fee(3)
Common Stock (par value $.01 per share)	22,500,000 shares	$ N/A	$ N/A	$ N/A

(1)	Includes 15,000,000 shares of common stock included in the original registration statement (Registration No. 333-89344), filed on May 30, 2002, with such shares increasing from 15,000,000 to 22,500,000 pursuant to Rule 416(b) under the Securities Act as a result of the registrant’s three-for-two stock split, effected as a stock dividend, paid on January 12, 2004.

(2)	If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered changes, the provisions of Rule 416(a) under the Securities Act shall apply, and this registration statement shall be deemed to cover the additional securities resulting from the split of, or the dividend on, the securities covered by this registration statement.

(3)	In accordance with Rule 416(b) under the Securities Act, the registration statement is deemed to cover the additional shares resulting from the registrant’s three-for-two stock split. Accordingly, our acquisition shelf registration statement on Form S-4 (Registration No. 333-89344), filed on May 30, 2002, is deemed to register a total of 22,500,000 shares of our common stock. Pursuant to Rule 416 of the Securities Act, no further registration fee is required.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED July 21, 2004

PROSPECTUS

D.R. Horton, Inc.

By this prospectus, we offer up to

22,500,000 shares

of common stock

     This prospectus relates to 22,500,000 shares of our common stock that we may offer for sale from time to time in connection with acquisitions by us or our subsidiaries of the assets or securities of other entities. We also may issue shares upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with these acquisitions.

     We anticipate that shares issued in connection with acquisitions will be valued, for purposes of determining the number of shares to be issued, at prices related to the market price of our common stock as of one or more times during the period between the time the terms of an acquisition are agreed upon and the time the shares are issued.

     No underwriting discounts or commissions will be paid in connection with the issuance of shares, although finders’ fees may be paid from time to time in connection with acquisitions. Any person receiving finders’ fees may be deemed an underwriter within the meaning of the Securities Act of 1933.

     Our common stock is traded on the New York Stock Exchange under the symbol “DHI.” On July 19, 2004, the last sale price of our common stock as reported on the New York Stock Exchange was $26.02 per share.

     Investing in shares of our common stock involves risks. See “Risk Factors” beginning on page 1.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                  , 2004

     The terms “D.R. Horton,” the “Company,” “we”, “our” and “us” refer to D.R. Horton, Inc. unless the context suggests otherwise. The term “you” refers to a prospective investor.

FORWARD-LOOKING STATEMENTS

     The statements contained in this prospectus and the information incorporated by reference into this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s beliefs as well as assumptions made by, and information currently available to, management. These forward-looking statements typically include the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “objective,” “plan,” “projection,” “seek,” “strategy” or other words of similar meaning. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results to differ materially from the results we discuss in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	changes in general economic, real estate and business conditions;

•	changes in interest rates and the availability of mortgage financing;

•	governmental regulations and environmental matters;

•	our substantial leverage;

•	competitive conditions within our industry;

•	the availability of capital; and

•	our ability to effect our growth strategies successfully.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in additional documents incorporated into this prospectus by reference should be consulted.

     For further factors you should consider, please refer to the “Risk Factors” section beginning on page 1 of this prospectus and the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our annual report on Form 10-K for the year ended September 30, 2003 and in our quarterly reports on Form 10-Q for the quarters ended December 31, 2003 and March 31, 2004.

i

RISK FACTORS

     Before acquiring these securities, you should consider all of the information set forth in this prospectus and the information incorporated by reference and, in particular, you should evaluate the risk factors set forth below.

Because of the cyclical nature of our industry, future changes in general economic, real estate construction or other business conditions could adversely affect our business.

     Cyclical Industry. The homebuilding industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

•	employment levels;

•	availability of financing for home buyers;

•	interest rates;

•	consumer confidence; and

•	housing demand.

     These may occur on a national scale or may affect some of the regions in which we operate more than others.

     An oversupply of alternatives to new homes, such as rental properties and used homes, could depress new home prices and reduce our margins on the sales of new homes.

     Risks Related to National Security. Continued military deployments in the Middle East and other overseas regions, terrorist attacks, other acts of violence or threats to national security, and any corresponding response by the United States or others or related domestic or international instability, may adversely affect general economic conditions or cause a slowdown of the national economy, which in turn could adversely affect our business.

     Inventory Risks. Inventory risks can be substantial for our homebuilding business. We must continuously seek and make acquisitions of land for expansion into new markets and for replacement and expansion of land inventory within our current markets. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have bought and developed land on which we cannot build and sell homes. The market value of undeveloped land, building lots and housing inventories can fluctuate significantly as a result of changing market conditions. We cannot assure you that the measures we employ to manage inventory risks and costs will be successful.

     In addition, inventory carrying costs can be significant and can result in losses in a poorly performing project or market. In the event of significant changes in economic or market conditions, we may have to sell homes at a loss.

     Supply Risks. The homebuilding industry has from time to time experienced significant difficulties, including:

•	shortages of qualified trades people;

•	reliance on local subcontractors, who may be inadequately capitalized;

•	shortages of materials; and

•	volatile increases in the cost of materials, particularly increases in the price of lumber, drywall and cement, which are significant components of home construction costs.

     Risks from Nature. Weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, volcanic activity, droughts, floods and wildfires, can harm our homebuilding business. The climates and geology of many of the states in which we operate, including California, Florida, Georgia, Hawaii, North Carolina, Oregon, South Carolina, Texas and Washington, present increased risks of natural disaster.

     As a result of all of the foregoing, in the future, potential customers may be less willing or able to buy our homes, or we may take longer or incur more costs to build them. We may not be able to recapture increased costs by raising prices in many cases because we fix our prices up to six months in advance of delivery by signing home sales contracts. In addition, some home buyers may cancel or not honor their home sales contracts altogether.

Future increases in interest rates or reductions in mortgage availability could prevent potential customers from buying our homes which could adversely affect our business.

     Most of our customers finance their home purchases through lenders providing mortgage financing. Increases in interest rates or decreases in availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential home buyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their current homes to potential buyers who need financing. This could adversely affect sales of our homes, which could adversely affect our financial results.

     In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing many of our homes. We also believe that the liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry is important to the housing market. Any limitations or restrictions on the availability of such financing or on such liquidity could adversely affect our sales.

Governmental regulations could increase the cost and limit the availability of our development and homebuilding projects or otherwise adversely affect our business.

     We are subject to extensive and complex regulations that affect the development and homebuilding processes, including zoning, density restrictions and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved, if approved at all. We are subject to determinations by these authorities as to the adequacy of water or sewage facilities, roads or other local services. These can delay or increase the costs of development or homebuilding.

     New housing developments may be subject to various assessments for schools, parks, streets and other public improvements. These can cause an increase in the effective prices for our homes. In addition, increases in property tax rates by local governmental authorities, as recently experienced in response to reduced federal and state funding, can adversely affect the ability of potential customers to obtain financing or their desire to purchase new homes.

     We also are subject to a variety of local, state and federal laws and regulations concerning protection of the environment. These environmental laws may result in delays, may cause us to incur substantial compliance and other costs, and can prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas.

     Our financial services operations are also subject to numerous federal, state and local laws and regulations. These include eligibility requirements for participation in federal loan programs and compliance with consumer lending and similar requirements. These may limit our ability to provide mortgage financing or title services to potential purchasers of our homes.

Our substantial debt could adversely affect our financial condition.

     We have a significant amount of debt. In our most recent offering of debt securities, on July 12, 2004, we issued $200.0 million in aggregate principal amount of our 6.125% senior notes due 2014. As of March 31, 2004, assuming we had completed the offering of our 6.125% senior notes on that date and the net proceeds of such offering were used to reduce borrowings under our revolving credit facility, and giving effect to the payment of our 8.375% senior notes due June 15, 2004 from the net proceeds of our January 2004 issuance of our 5% senior notes due 2009, our consolidated debt would have been approximately $3.1 billion. We may incur significant additional debt, subject to the restrictions in our revolving credit facility and our indentures.

     Possible Consequences. The amount of our debt could have important consequences to you. For example, it could:

•	limit our ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to payment of our debt and reduce our ability to use our cash flow for other purposes;

•	limit our flexibility in planning for, or reacting to, the changes in our business;

•	place us at a competitive disadvantage because we have more debt than some of our competitors; and

•	make us more vulnerable in the event of a downturn in our business or in general economic conditions.

     Dependence on Future Performance. Our ability to meet our debt service and other obligations will depend upon our future financial performance. We are engaged in businesses that are substantially affected by changes in economic conditions. Our revenues and earnings vary with the level of general economic activity in the markets we serve. Our businesses are also affected by financial, political, business and other factors, many of which are beyond our control. The factors that affect our ability to generate cash can also affect our ability to raise additional funds for these purposes through the sale of debt or equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect our ability to meet our debt service obligations, because borrowings under our revolving credit facility bear interest at floating rates. We have entered into “interest rate swap” agreements to fix our interest rate for only a portion of our outstanding borrowings.

     Our debt payment obligations for the repayment of principal on our outstanding debt for the 12 months following March 31, 2004 total $606.3 million, including the $150.0 million aggregate principal amount of our 8.375% senior notes due June 15, 2004, which was paid on June 15, 2004 from the net proceeds of our January 2004 issuance of our 5% senior notes due 2009. Based on the current level of operations, we believe our cash flow from operations, available cash, available borrowings under our revolving credit facility, available borrowings under and our ability to refinance or renew our mortgage warehouse loan facility and our mortgage-backed commercial paper conduit facility and our ability to access the capital markets in a timely manner will be adequate to meet our future cash needs. We cannot assure you, however, that in the future our business will generate sufficient cash flow from operations or that borrowings will be available to us in an amount sufficient to enable us to pay or refinance our indebtedness or to fund other cash needs.

     Indenture and Credit Facility Restrictions. The indentures governing our outstanding public debt and our revolving credit facility impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of assets and cash distributions by us and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the trustees or the lending banks, as appropriate, could cause our debt to become due and payable prior to maturity. In addition, available credit under our revolving credit facility is subject to limitations based on specified percentages of the costs of unsold homes, developed lots and lots under development included in inventory and the amount of other senior, unsecured indebtedness. Under the most restrictive of the limitations imposed by our indentures and revolving credit agreement, as of March 31, 2004, assuming we had completed the offering of our 6.125% senior notes due 2014 on that date and the net proceeds of such offering were used to reduce borrowings under our revolving credit facility and giving effect to the payment of our 8.375% senior notes due June 15, 2004 from the net proceeds of our January 2004 issuance of our 5% senior notes due 2009, we would have been permitted to increase our homebuilding debt by approximately $2,052.6 million. This amount is not intended as an indication of the amount of additional debt we could in fact obtain.

Homebuilding is very competitive, and competitive conditions could adversely affect our business.

     The homebuilding industry is highly competitive. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We compete with other local, regional and national homebuilders, including those with a sales presence on the Internet, often within larger subdivisions designed, planned and developed by such homebuilders. The competitive conditions in the homebuilding industry could result in:

•	difficulty in acquiring suitable land at acceptable prices;

•	increased selling incentives;

•	lower sales or profit margins; or

•	delays in construction of our homes.

     If we are affected by these competitive conditions at increased levels, our business and results of operations could be adversely affected.

Our future growth may require additional capital, which may not be available.

     Our operations require significant amounts of cash. We may be required to seek additional capital, whether from sales of equity or debt or additional bank borrowings, for the future growth and development of our business. We can give no assurance as to the availability of such additional capital or, if available, whether it would be on terms acceptable to us. Moreover, the indentures for our outstanding debt and our revolving credit facility contain provisions that restrict the debt we may incur in the future. If we are not successful in obtaining sufficient capital, it could reduce our sales and may adversely affect our future growth and results of operations.

We cannot assure you that our growth strategies will be successful.

     Since 1993, we have acquired many homebuilding companies. Although we have recently focused on internal growth, we may make strategic acquisitions of homebuilding companies in the future. Successful strategic acquisitions require the integration of operations and management and other efforts to realize the benefits that may be available. Although we believe that we have been successful in doing so in the past, we can give no assurance that we would be able to identify, acquire and integrate successfully strategic acquisitions in the future. Acquisitions can result in the dilution of existing stockholders if we issue our common stock as consideration or reduce our liquidity or increase our debt if we fund them with cash. In addition, acquisitions can expose us to the risk of writing-off goodwill related to such acquisitions based on the subsequent operating results of the reporting units to which the acquired businesses were assigned. Moreover, we may not be able to implement successfully our operating and growth strategies within our existing markets.

Homebuilding is subject to warranty and product liability claims in the ordinary course of business that can be significant.

     As a hombuilder, we are subject to home warranty and construction defect claims arising in the ordinary course of business. As a consequence, we maintain product liability insurance, obtain indemnities and certificates of insurance from subcontractors generally covering claims related to workmanship and materials and create warranty reserves for the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built. Because of the uncertainties inherent to these matters, we cannot provide assurance that our insurance coverage, our subcontractor arrangements and our reserves will be adequate to address all of our warranty and construction defect claims in the future. Contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and availability of product liability insurance for construction defects is currently limited and costly. There can be no assurance that coverage will not be further restricted and become more costly.

We cannot assure you that at or after an acquisition our shares of common stock will trade at or near the prices upon which the acquisition was based.

     The market price of our shares of common stock is subject to fluctuation. As a result, the market value of the shares that you may receive in connection with an acquisition may increase or decrease prior to and following the completion of the acquisition. We cannot assure you that at or after the completion of the acquisition our shares will trade at or near the prices upon which the acquisition was based, or the prices at which our shares have traded in the past. The prices at which our shares trade may be influenced by many factors, including the liquidity of the shares, the impact of the shares issued in acquisitions, investor perceptions of us and the homebuilding industry, our operating results, our dividend policy and general economic and market conditions.

Provisions in our charter or bylaws could prevent an acquisition of us or limit the price that investors might be willing to pay for shares of our common stock.

     We currently have the provisions in our charter or bylaws which could be considered to be “anti-takeover” provisions. These provisions and their possible effects are described under the caption “Description of Capital Stock.” Additionally, the issuance of preferred stock by us under certain circumstances could have the effect of delaying or preventing a change of control or other corporate action.

THE COMPANY

     We are a national homebuilder. We construct and sell single-family homes in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States. We offer high quality homes, designed principally for first-time and move-up home buyers. Our homes generally range in size from 1,000 to 5,000 square feet and range in price from $80,000 to $900,000. For the year ended September 30, 2003, we closed 35,934 homes with an average closing sales price approximating $231,900. For the six months ended March 31, 2004, we closed 19,065 homes with an average closing sales price approximating $230,000.

     We are one of the largest and most geographically diversified homebuilders in the United States, with operating divisions in 21 states and 51 markets. The markets we operate in include: Albuquerque, Atlanta, Austin, Baltimore, Bend (Oregon), Birmingham, Charleston, Charlotte, Chicago, Colorado Springs, Columbia, Dallas, Denver, Fort Collins, Fort Myers/ Naples, Fort Worth, Greensboro, Greenville, Hawaii, Hilton Head, Houston, Inland Empire (Southern California), Jacksonville, Killeen (Texas), Laredo (Texas), Las Vegas, Los Angeles, Maryland-D.C., Miami/ West Palm Beach, Minneapolis/ St. Paul, Myrtle Beach, New Jersey, Oakland, Orange County, Orlando, Philadelphia, Phoenix, Portland, Raleigh/ Durham, Rio Grande Valley (Texas), Sacramento, Savannah, Salt Lake City, San Antonio, San Diego, San Francisco, Seattle/ Tacoma, Tampa, Tucson, Ventura County, and Virginia-D.C.

     Our financial reporting segments consist of homebuilding and financial services. Our homebuilding operations are a substantial part of our business, comprising approximately 98% of consolidated revenues for the year ended September 30, 2003 and for the six months ended March 31, 2004, and approximately 91% and 94% of our consolidated income before income taxes for the year ended September 30, 2003 and for the six months ended March 31, 2004, respectively. Our homebuilding operations segment generates the majority of its revenues from the sale of completed homes with a lesser amount from the sale of land and lots. Our financial services segment generates its revenues from originating and selling mortgages and collecting fees for title insurance and closing services. Financial information, including revenue, pre-tax income and identifiable assets, for both of our reporting segments is included in our consolidated financial statements.

     Donald R. Horton began our homebuilding business in 1978. In 1991 we were incorporated in Delaware to acquire the assets and businesses of our predecessor companies which were residential home construction and development companies owned or controlled by Mr. Horton. Since July 1993, we have acquired 17 other homebuilding companies. Our acquisitions have strengthened our market position in existing markets and expanded our geographic presence and product offerings in other markets.

     Our principal executive offices are at 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, our telephone number is (817) 856-8200, and our Internet website address is www.drhorton.com. Information on our Internet website is not part of this prospectus.

Recent Developments — Third Quarter Financial Results

     Our net income for the third quarter ended June 30, 2004 increased approximately 62% to $251.3 million, compared to $155.6 million for the same quarter of fiscal 2003. Third quarter revenue increased approximately 26% to $2.8 billion, compared to $2.2 billion for the same quarter of fiscal 2003. Homebuilding revenue for the third quarter was $2.7 billion (11,050 homes closed), compared to $2.2 billion (9,005 homes closed) for the same period of fiscal 2003.

     Our net income for the nine months ended June 30, 2004 increased approximately 58% to $625.5 million, compared to $395.2 million for the same period of fiscal 2003. Revenue for the nine months ended June 30, 2004 increased approximately 25% to $7.3 billion, compared to $5.9 billion for the same period of fiscal 2003. Homebuilding revenue for the nine months ended June 30, 2004 was $7.2 billion (30,115 homes closed), compared to $5.7 billion (24,407 homes closed) for the same period of fiscal 2003.

     As of June 30, 2004, we had $8.2 billion of total assets, $4.6 billion of total liabilities (including minority interests in joint ventures) and $3.6 billion of stockholders’ equity.

ACQUISITION TRANSACTIONS

     By means of this prospectus, we may offer shares of our common stock for sale from time to time in connection with acquisitions by us or our subsidiaries of the assets or securities of other entities. We also may issue the shares upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with these acquisitions. These acquisitions may include exchanges, mergers and other forms of business combinations. The consideration that we will pay for these acquisitions may consist of cash, assumption of liabilities, evidences of debt, shares or combinations thereof.

     We anticipate that the terms of the acquisitions in which we issue shares will be determined through direct negotiations with the securities holders or controlling persons of the entities being acquired. Factors taken into account in determining the terms may include earnings power, quality of management, properties, market location and position, and growth potential. We also anticipate that shares issued in connection with acquisitions will be valued, for purposes of determining the number of shares to be issued, at prices related to the market price of our common stock as of one or more times during the period between the time the terms of an acquisition are agreed upon and the time the shares are issued.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

     The following summary consolidated financial information for the five years ended September 30, 2003, is derived from our audited consolidated financial statements. The following summary consolidated financial information for the six months ended March 31, 2004 and 2003 is derived from our unaudited consolidated financial statements. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus. These historical results are not necessarily indicative of the results to be expected in the future. Operating results for the six months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2004.

						Six months ended
	For the Fiscal Years Ended September 30,					March 31,
	1999	2000	2001	2002	2003	2003	2004
	(In millions, except for number of homes and per share amounts)
Income Statement Data (1):
Revenues:
Homebuilding	$3,119.0	$3,604.2	$4,383.6	$6,625.2	$8,552.1	$3,575.5	$4,456.8
Financial services	37.3	49.5	72.0	113.6	176.0	78.0	83.0
Gross profit — homebuilding	570.5	663.1	856.4	1,260.8	1,746.3	710.5	1,010.3
Income before income taxes:
Homebuilding	250.7	294.5	380.8	591.1	914.7	344.0	571.6
Financial services	13.1	14.7	27.0	56.4	93.4	41.1	36.8
Income before cumulative effect of change in accounting principle	159.8	191.7	254.9	404.7	626.0	239.7	374.2
Cumulative effect of change in accounting principle, net of income taxes (2)	—	—	2.1	—	—	—	—
Net income (3)	159.8	191.7	257.0	404.7	626.0	239.7	374.2
Income before cumulative effect of change in accounting principle per share (4):
Basic	0.94	1.14	1.50	2.01	2.81	1.09	1.61
Diluted	0.92	1.13	1.47	1.91	2.73	1.08	1.58
Net income per share (4):
Basic	0.94	1.14	1.51	2.01	2.81	1.09	1.61
Diluted	0.92	1.13	1.48	1.91	2.73	1.08	1.58
Selected Operating Data (1):
Gross profit margin — homebuilding	18.3%	18.4%	19.5%	19.0%	20.4%	19.9%	22.7%
Number of homes closed	18,395	19,144	21,371	29,761	35,934	15,402	19,065
New sales orders, net (homes) (5)	18,911	19,223	22,179	31,491	38,725	17,800	21,714
New sales orders, net ($ value)(5)	$3,266.2	$3,676.4	$4,502.6	$6,885.9	$9,162.3	$4,138.0	$5,367.5
Sales backlog at end of period (homes) (6)	7,309	7,388	9,263	12,697	15,488	15,095	18,137
Sales backlog at end of period ($ value) (6)	$1,356.5	$1,536.9	$1,933.8	$2,825.2	$3,653.4	$3,518.9	$4,635.7
Other Financial Data (1):
Interest expensed:
Expensed directly	$16.5	$15.8	$14.1	$11.5	$12.6	$3.9	$5.7
Amortized to cost of sales	58.2	69.6	91.4	136.1	219.4	89.2	107.7
Provision for income taxes	104.0	117.5	152.9	242.8	382.2	145.4	234.2
Depreciation and amortization	20.3	22.0	31.2	32.8	41.8	18.8	21.9
Interest incurred (7)	81.0	110.0	136.3	204.3	246.9	120.5	120.4

	As of September 30,					As of March 31,
	1999	2000	2001	2002	2003	2003	2004
	(In millions)
Balance Sheet Data (1):
Inventories	$1,866.1	$2,191.0	$2,804.4	$4,343.1	$5,082.3	$4,736.2	$5,835.6
Total assets	2,361.8	2,694.6	3,652.2	6,017.5	7,279.4	6,398.9	7,643.7
Notes payable	1,190.6	1,344.4	1,884.3	2,878.3	2,963.1	3,088.9	3,147.7
Stockholders’ equity	797.6	969.6	1,250.2	2,269.9	3,031.3	2,466.0	3,390.2

(1)	On February 21, 2002, we acquired Schuler Homes in a merger. The total merger consideration consisted of 20,079,532 shares of D.R. Horton common stock, valued at $30.93 per share; $168.7 million in cash; $802.2 million of assumed Schuler debt, $238.2 million of which was paid at closing; $218.7 million of assumed trade payables and other liabilities and $10.8 million of assumed obligations to the Schuler entities’ minority interest holders.

(2)	On October 1, 2000, we adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS #133) as amended by SFAS #137 and #138. Accordingly, the fair market value of our interest rate swaps, which were not designated as hedges under SFAS #133, was recorded, net of applicable income taxes, as a cumulative effect of a change in accounting principle.

(3)	Beginning in fiscal 2002, pursuant to our adoption of Statement of Financial Accounting Standards No. 142, we no longer amortize goodwill, rather we test it for impairment annually. If we had not amortized goodwill in fiscal 1999, 2000 and 2001, reported net income and diluted net income per share (before cumulative effect of change in accounting principle in 2001 and adjusted for the three-for-two common stock split (effected as a 50% stock dividend) paid on January 12, 2004) would have been:

	Net Income (In millions)			Diluted Net Income Per Share
			Before			Before
	Originally		Goodwill	Originally		Goodwill
	Reported	Increase	Amortization	Reported	Increase	Amortization
1999	$159.8	$5.8	$165.6	$0.92	$0.03	$0.95
2000	191.7	5.1	196.8	1.13	0.03	1.16
2001	254.9	6.0	260.9	1.47	0.04	1.51

(4)	Per share amounts have been adjusted to reflect the effects of the 9% and 11% stock dividends of September 2000 and March 2001 and the three-for-two stock splits as of April 2002 and January 2004.

(5)	Represents homes placed under contract during the period, net of cancellations.

(6)	Represents homes under contract but not yet closed at the end of the period, many of which are subject to contingencies, including mortgage loan approval. In the past, our backlog has been a reliable indicator of future closings, but we cannot assure you that homes subject to pending sales contracts will close.

(7)	Interest incurred consists of all interest costs, whether expensed or capitalized, including amortization of debt issuance costs, if applicable.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

     Our common stock is listed on the New York Stock Exchange under the symbol “DHI.” The following table shows the high and low sales prices for our common stock for the periods indicated, as reported on the New York Stock Exchange, adjusted for the three-for-two stock splits, effected as stock dividends, paid in April 2002 and January 2004. The table also shows cash dividends declared on our common stock during the period indicated.

	Common Stock
			Dividends
	High	Low	Declared
Year ended September 30, 2002:
Quarter Ended December 31	$14.89	$8.83	$.05
Quarter Ended March 31	19.45	13.22	.06
Quarter Ended June 30	18.33	14.57	.06
Quarter Ended September 30	17.90	12.20	.06
Year ended September 30, 2003:
Quarter Ended December 31	14.01	10.69	.06
Quarter Ended March 31	13.63	11.30	.07
Quarter Ended June 30	21.53	12.64	.07
Quarter Ended September 30	22.18	17.88	.07
Current Year:
Quarter Ended December 31, 2003	30.25	21.73	.07
Quarter Ending March 31, 2004	36.50	24.67	.08
Quarter Ending June 30, 2004	35.95	24.63	.08
Quarter Ending September 30, 2004
(through July 19, 2004)	29.04	25.35	—

     On July 19, 2004, the closing price per share of our common stock as reported on the New York Stock Exchange was $26.02. On July 19, 2004, there were approximately 689 holders of record of our common stock.

     We urge securities holders of businesses to be acquired by us to obtain current market quotations for our common stock prior to making any decision to acquire any shares of our common stock.

     The declaration of cash dividends is at the discretion of our board of directors and will depend upon, among other things, future earnings, cash flows, capital requirements, our general financial condition and general business conditions. To declare cash dividends, we must comply with covenants contained in our indentures. The most restrictive of these covenants allows us to pay cash dividends on common stock in an amount, on a cumulative basis, not to exceed 50% of consolidated net income, as defined, plus the proceeds of certain stock issuances and other specified amounts, subject to adjustments for other payments restricted by the covenant. Under the most restrictive of these requirements, we had approximately $549.1 million available for dividends and other restricted payments at March 31, 2004.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock is 400,000,000 shares of common stock, $.01 par value, and 30,000,000 shares of preferred stock, $.10 par value. At July 19, 2004, 233,141,309 shares of common stock and no shares of preferred stock were outstanding.

Preferred Stock

     We may issue preferred stock in series with any rights and preferences that may be authorized by our board of directors. We will file a certificate with the State of Delaware with regard to each particular series of preferred stock authorized by our board of directors in accordance with the corporate laws of the State of Delaware. Each certificate will establish the designations, powers, preferences and rights of the series of preferred stock to which it relates and any qualifications, limitations or restrictions of the series.

Common Stock

     Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors.

     Holders of common stock have no preemptive rights. They are entitled to such dividends as may be declared by our board of directors out of funds legally available for such purpose. The common stock is not entitled to any sinking fund, redemption or conversion provisions. On our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in our net assets remaining after the payment of all creditors and liquidation preferences of preferred stock, if any. The outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

     The following provisions in our charter or bylaws may make a takeover of our company more difficult:

•	an article in our charter prohibiting stockholder action by written consent;

•	an article in our charter requiring the affirmative vote of the holders of two-thirds of the outstanding shares of common stock to remove a director;

•	a bylaw limiting the persons who may call special meetings of stockholders to our board of directors or a committee authorized to call a meeting by the board or the bylaws; and

•	bylaws providing time limitations for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders’ meetings.

     These provisions may delay stockholder actions with respect to business combinations and the election of new members to our board of directors. As such, the provisions could discourage open market purchases of our common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous. Additionally, the issuance of preferred stock could delay or prevent a change of control or other corporate action.

     As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” from engaging in a “business combination” with us for three years following the date that person became an interested stockholder, unless:

•	before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of our corporation or by certain employee stock plans; or

•	on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66-2/3% of our outstanding voting stock excluding shares held by the interested stockholder.

     An “interested stockholder” is generally a person owning 15% or more of our outstanding voting stock. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder.

CERTAIN FEDERAL SECURITIES LAWS CONSIDERATIONS

     Persons who directly or indirectly control, are controlled by, or are under common control with, companies or other entities whose assets or securities are acquired by us, may be deemed to be underwriters of securities within the meaning of Section 2(11) of the Securities Act of 1933, if these persons offer or sell any shares covered by this prospectus other than in accordance with the provisions of paragraph (d) of Rule 145 under the Securities Act of 1933. Rule 145(d) provides that persons will not be deemed to be underwriters if:

•	among other things,

(i)	we have complied with certain reporting requirements of the Securities Exchange Act of 1934,

(ii)	the amounts of shares sold fall within certain volume limitations,

(iii)	shares are sold only in brokers’ transactions within the meaning of Section 4(4) of the Securities Act of 1933, and

(iv)	persons do not solicit or arrange for the solicitation of orders to buy such shares in anticipation of or in connection with the offer or sale thereof to any persons other than the brokers executing the orders to sell such shares;

•	the persons are not our affiliates and have been the beneficial owners of the shares for at least one year, and we have complied with certain reporting requirements of the Exchange Act; or

•	the persons are not, and have not been for at least three months, our affiliates and have been the beneficial owners of the shares for at least two years.

LEGAL MATTERS

     Gibson, Dunn & Crutcher LLP, Dallas, Texas, has rendered an opinion with respect to the validity of the securities being offered by this prospectus. We have filed the opinion as an exhibit to the registration statement of which this prospectus is a part.

EXPERTS

     The consolidated financial statements of D.R. Horton, Inc. appearing in its Annual Report on Form 10-K for the year ended September 30, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.

     The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-4 that registers the shares we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this or another document.

     This prospectus includes by reference the documents listed below that we have previously filed with the SEC and that are not included in or delivered with this document. They contain important information about our business, prospects and financial condition.

FILING	PERIOD OR DATE
Annual Report on Form 10-K	Year ended September 30, 2003
Quarterly Reports on Form 10-Q	Quarter ended December 31, 2003
Quarter ended March 31, 2004
Current Reports on Form 8-K	January 12, 2004
February 13, 2004
March 30, 2004
June 18, 2004
July 9, 2004

Pages 3 through 9 under the caption “Election of Directors,” pages 12 and 13 under the caption “Beneficial Ownership of Common Stock,” pages 14 through 17 under the caption “Executive Compensation,” through the caption “— Compensation Committee Interlocks and Insider Participation,” pages 24 and 25 under the caption “Independent Public Auditors —Audit Fees and All Other Fees,” and page 25 under the caption “Section 16(a) Beneficial Ownership Reporting Compliance,” contained in our Proxy Statement relating to our January 29, 2004 annual meeting of stockholders and incorporated into our Annual Report on Form 10-K.

     We also incorporate by reference any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus and the date of the closing of each offering, including all such documents we may file with the SEC after the date of the initial post-effective amendment to the registration statement and prior to the effectiveness of the post-effective amendment to the registration statement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than information furnished under Item 9 or 12, which is deemed not to be incorporated by reference in this prospectus), as well as proxy statements (other than information identified therein as not incorporated by reference). You should review these filings as they disclose changes in our business, prospects, financial condition or other affairs after the date of this prospectus. The information that we file with the SEC under sections 13(a), 13(c), 14 or 15 (d) of the Exchange Act and before the closing of each offering will automatically update and supersede previous information included or incorporated by reference in this prospectus.

     You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

Investor Relations
D.R. Horton, Inc.
1901 Ascension Boulevard, Suite 100
Arlington, Texas 76006
(817) 856-8200, ext. 1562

     We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies.

     In order to ensure timely delivery of the documents incorporated by reference in this prospectus, any request should be made no later than five business days prior to the date on which you plan to make a final investment decision.

D.R. HORTON, INC.

22,500,000 Shares
Common Stock

PROSPECTUS

            , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

     The registrant’s certificate of incorporation, as amended, provides that the registrant shall, to the full extent permitted by the Delaware General Corporation Law or other applicable laws presently or hereafter in effect, indemnify each person who is or was or had agreed to become a director or officer of the registrant, or each such person who is or was serving or who had agreed to serve at the written request of the board of directors or an officer of the registrant as an employee or agent of the registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in any such case owned or controlled by the registrant, including the heirs, executors, administrators or estate of such person, and eliminates the personal liability of its directors to the full extent permitted by the Delaware General Corporation Law or other applicable laws presently or hereafter in effect. The registrant has entered into an indemnification agreement with each of its directors and executive officers.

     Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable for negligence or misconduct in the performance of his respective duties to the corporation, although the court in which the action or suit was brought may determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective.

     The registrant also has obtained directors and officers liability insurance that provides insurance coverage for certain liabilities which may be incurred by the registrant’s directors and officers in their capacity as such.

Item 21. Exhibits and Financial Schedules.

     (a) Exhibits:

Exhibit
Number	Exhibits
4.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference from Exhibit 3.1 to the registrant’s quarterly report on Form 10-Q/A for the quarter ended December 31, 2002, filed with the SEC on February 18, 2003)

4.2	Amendment to Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference from Exhibit 3.1(a) to the registrant’s quarterly report on Form 10-Q/A for the quarter ended December 31, 2002, filed with the SEC on February 18, 2003)

4.3	Amended and Restated Bylaws of the registrant (incorporated by reference from Exhibit 3.1 to the registrant’s quarterly report on Form 10-Q for the quarter ended December 31, 1998, filed with the SEC on February 16, 1999)

4.4	Specimen of Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the registrant's registration statement (No. 33-46554) on Form S-1, filed with the SEC on March 20, 1992(P))

5.1*	Opinion of Gibson, Dunn & Crutcher LLP, Dallas, Texas, as to the validity of the securities being registered

23.1*	Consent of Gibson, Dunn & Crutcher LLP, Dallas, Texas (See Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Fort Worth, Texas

24.1	Powers of Attorney (see signature page of this registration statement)

*	Previously filed.

Item 22. Undertakings.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13 (a) or section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and

to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus.

     (d) The undersigned registrant hereby undertakes as follows:

     (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 20, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, D.R. Horton, Inc., certifies that it has reasonable grounds to believe that it meets all the requirements for filing this Post-Effective Amendment No. 1 to its registration statement on Form S-4 and has duly caused this Post-Effective Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Texas, on July 21, 2004.

D.R. HORTON, INC.
By:	/s/ Bill W. Wheat
Bill W. Wheat
Executive Vice President and Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Donald R. Horton, individually, and Donald J. Tomnitz and Bill W. Wheat together as a group, as his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each such attorney-in-fact and agent full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each such attorney-in-fact and agent, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to its registration statement has been signed by the following persons in the capacities and on the dates indicated.

REGISTRANT OFFICERS AND DIRECTORS

Signature	Title	Date

/s/ DONALD R. HORTON Donald R. Horton	Chairman of the Board	July 21, 2004

/s/ DONALD J. TOMNITZ Donald J. Tomnitz	Vice Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 21, 2004

/s/ BILL W. WHEAT Bill W. Wheat	Executive Vice President and Chief Financial Officer and Director (Principal Accounting and Financial Officer)	July 21, 2004

/s/ BRADLEY S. ANDERSON Bradley S. Anderson	Director	July 21, 2004

/s/ MICHAEL R. BUCHANAN Michael R. Buchanan	Director	July 21, 2004

/s/ RICHARD I. GALLAND Richard I. Galland	Director	July 21, 2004

/s/ FRANCINE I. NEFF Francine I. Neff	Director	July 21, 2004

Exhibit Index

Exhibit
Number	Exhibits
4.1	Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference from Exhibit 3.1 to the registrant’s quarterly report on Form 10-Q/A for the quarter ended December 31, 2002, filed with the SEC on February 18, 2003)

4.2	Amendment to Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference from Exhibit 3.1(a) to the registrant’s quarterly report on Form 10-Q/A for the quarter ended December 31, 2002, filed with the SEC on February 18, 2003)

4.3	Amended and Restated Bylaws of the registrant (incorporated by reference from Exhibit 3.1 to the registrant’s quarterly report on Form 10-Q for the quarter ended December 31, 1998, filed with the SEC on February 16, 1999)

4.4	Specimen of Common Stock Certificate (incorporated by reference from Exhibit 4.1 to the registrant's registration statement (No. 33-46554) on Form S-1, filed with the SEC on March 20, 1992(P))

5.1*	Opinion of Gibson, Dunn & Crutcher LLP, Dallas, Texas, as to the validity of the securities being registered

23.1*	Consent of Gibson, Dunn & Crutcher LLP, Dallas, Texas (See Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, Fort Worth, Texas

24.1	Powers of Attorney (see signature page of this registration statement)

*	Previously filed.